                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 14)*

                        Intek Diversified Corporation
________________________________________________________________________________
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
            _____________________________________________________
                         (Title of Class of Securities)

                                   458134 10 3
                              _________________
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                                (310) 366-7335
        ______________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 8, 1996
                _________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.





__________________________________

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 458134 10 3                            13D                                                      Page 2 of 4 Pages
            -----------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Capital Limited

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [ ]

     3      SEC USE ONLY




     4      SOURCE OF FUNDS*

            WC; OO

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                                     [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                            7     SOLE VOTING POWER

                                  3,010,850
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  3,010,850

                           10     SHARED DISPOSITIVE POWER

                                      --

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,010,850


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.75%

    14      TYPE OF REPORTING PERSON*

            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 458134 10 3               Page 2 of 4 Pages

                                  SCHEDULE 13D

         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12") and on April 8, 1996 ("Amendment No. 13") on behalf of Simmonds Capital Limited ("SCL") is hereby further amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The first sentence of Item 3 of Schedule 13D is amended by deleting the number "2,710,850" contained in the first sentence thereof and inserting in its place the number "2,960,850."

         The second sentence of Item 3 of Schedule 13D is amended by inserting immediately after the first word thereof the following text:

         "After exercising certain of the options and after"

         Subparagraph (g) of Item 3 of Schedule 13D is amended by inserting the following sentence at the end thereof:

                 On April 8, 1996, SCL exercised an additional 50,000 of the foregoing options to purchase shares of Common Stock from Roamer One Holdings, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is amended by inserting the following sentence at the end of the last paragraph of Item 4:

                 On April 8, 1996, SCL exercised an additional 50,000 of the foregoing options to purchase shares of Common Stock from Roamer One Holdings, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The first sentence of subparagraph (g) of Item 5 of Schedule 13D is amended by deleting the number "53,850" contained therein and inserting in its place the number "43,850."

         Subparagraph (l) of Item 5 of Schedule 13D is amended by inserting the following sentence at the end thereof:

                 On April 8, 1996, SCL exercised an additional 50,000 of the foregoing options to purchase shares of Common Stock from Roamer One Holdings, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The fourth paragraph of Item 6 of Schedule 13D is amended by inserting the following text at the end thereof:

                 On March 1, 1996 and April 8, 1996, SCL exercised its rights under the foregoing described options to acquire 200,000 and 50,000, respectively, shares of Common Stock from Roamer One Holdings.

                      [SIGNATURES COMMENCE ON NEXT PAGE.]





CUSIP NO. 458134 10 3              Page 3 of 4 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                    SIMMONDS COMMUNICATIONS LTD.




                    April 13, 1996
                    ----------------------------------------------------------
                                          (Date)


                    /s/David C. O'Kell
                    ----------------------------------------------------------
                                         (Signature)


                    David C. O'Kell, Executive Vice President and Secretary
                    ----------------------------------------------------------
                                         (Name/Title)






CUSIP NO. 458134 10 3               Page 4 of 4 Pages